SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No.  )*

                                 AMR Corporation
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    001765106
                                  ------------
                                 (CUSIP Number)

                                 August 8, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 001765106                                                 Page 2 of 6
_____________________________________________________________________________
     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     Michael A. Roth and Brian J. Stark, as joint filers pursuant to
     Rule 13d-1(k)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                     (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            13,117,859
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                13,117,859
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,117,859
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.2%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G

CUSIP NO. 001765106                                                 Page 3 of 6

Item 1(a).     Name of Issuer:

               AMR Corporation (the "Issuer")

               4333 Amon Carter Blvd.
               Fort Worth, Texas 76155

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this
               Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

               The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

Item 2(d).     Title of Class of Securities:

               Common Stock of the Issuer (the "Common Stock")

Item 2(e).     CUSIP Number:

               001765106

Item 3.        Not applicable.

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    13,117,859 shares of Common Stock

               (b)  Percent of class:

                    Based on 159,584,639 shares of Common Stock of the Issuer outstanding as of February 20, 2004 (as set forth in the Issuer's 10-K for the fiscal year ended December 31, 2003), the Reporting Persons hold approximately 8.2% of the issued and outstanding Common Stock of the Issuer.

               (c)  Number of shares to which such person has:

                                  SCHEDULE 13G

CUSIP NO. 001765106                                                 Page 4 of 6

                    (i)   Sole power to vote or direct the vote: 0

                    (ii)  Shared power to vote or direct the vote: 13,117,859

                    (iii) Sole power to dispose or to direct the disposition of:
                          0

                    (iv) Shared power to dispose of or direct the disposition of: 13,117,859

                    The Reporting Persons beneficially own an aggregate of 13,117,859 shares of Common Stock. The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark. The Reporting Persons are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company ("Staro"), which acts as (a) the managing general partner of Reliant Trading and Stark Trading and (b) the investment manager of SF Capital Partners Ltd. and Shepherd Trading Limited. Through Staro, the Reporting Persons possess sole voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of a Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the

                                  SCHEDULE 13G

CUSIP NO. 001765106                                                 Page 5 of 6

               securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP NO. 001765106                                                 Page 6 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 12, 2004


                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth

                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark

                                  SCHEDULE 13G

CUSIP NO. 001765106

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 13,117,859 shares of Common Stock, of AMR Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on April 12, 2004.


                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth


                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark